Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(Dollars in millions)

	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
Portion of rentals representing interest	$26	$62	$50	$56	$54	$45
Capitalized interest	56	83	78	60	9	17
Other interest and fixed charges	27	1	1	1	1	—

Total fixed charges (A)	$109	$146	$129	$117	$64	$62

Earnings-pretax income with applicable adjustments (B)	$2,217	$1,080	$757	$1,999	$3,472	$4,628

Ratio of (B) to (A)	20.3	7.4	5.9	17.1	54.3	74.6